                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004



             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ____________ to _______________

                          Commission file number 1-9148




                         THE BRINK'S COMPANY 401(k) PLAN
                            (Full title of the Plan)




                               THE BRINK'S COMPANY
          (Name of the issuer of securities held pursuant to the Plan)


               P.O. BOX 18100
             1801 BAYBERRY COURT
              RICHMOND, VIRGINIA                              23226-8100
       (Address of issuer's principal                         (Zip Code)
             executive offices)

                         THE BRINK'S COMPANY 401(k) PLAN

                       Financial Statements and Schedules

                           December 31, 2004 and 2003

         (With Report of Independent Registered Public Accounting Firm)

                         THE BRINK'S COMPANY 401(k) PLAN

                   Index to Financial Statements and Schedules

                           December 31, 2004 and 2003



                                                                    Pages
                                                                    -----

Report of Independent Registered Public Accounting Firm               4

Financial Statements
--------------------

Statements of Assets Available for Benefits
   December 31, 2004 and 2003                                         5

Statement of Changes in Assets Available for Benefits
   Year Ended December 31, 2004                                       6

Notes to Financial Statements                                         7-13


Schedules
---------

Schedule H, Line 4i, -
Schedule of Assets (Held at End of Year) -
   December 31, 2004                                                  14

Schedule H, Line 4j, -
Schedule of Reportable Transactions
   Year Ended December 31, 2004                                       15


Other schedules not filed herewith are omitted because of the absence of conditions under which they are required to be filed.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


The Pension Committee of the Board of Directors
The Brink's Company:


We have audited the accompanying statements of assets available for benefits of The Brink's Company 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ KPMG LLP


KPMG LLP
Richmond, Virginia
June 28, 2005

THE BRINK'S COMPANY 401(k) PLAN
Statements of Assets Available for Benefits


                                                        December 31,
(In thousands)                                  2004                    2003
------------------------------------------------------------------------------
Assets
   Investments at fair value:
     The Brink's Company common stock    $     112,480                  72,781
     Mutual funds                              130,922                 103,781
     Common trust fund                          21,685                  20,088
     Participant loans                          15,157                  12,674
   Investments at contract value                52,769                  50,242
------------------------------------------------------------------------------
Total investments                              333,013                 259,566

Receivables:
   Participant contributions                     1,598                   1,154
   Employer contributions                          709                     515
   Interest                                         51                      43
------------------------------------------------------------------------------
Total receivables                                2,358                   1,712

Cash and cash equivalents                           75                      74
------------------------------------------------------------------------------
Assets available for benefits            $     335,446                 261,352
==============================================================================


See accompanying notes to financial statements.

THE BRINK'S COMPANY 401(k) PLAN
Statement of Changes in Assets Available for Benefits


                                                       Year Ended December 31,
(In thousands)                                                   2004
-----------------------------------------------------------------------------
Income:
   Dividends                                              $       4,946
   Interest                                                         712

Net appreciation in fair value of investments:
   Participant-directed                                          18,264
   Nonparticipant-directed                                       49,364
-----------------------------------------------------------------------------
   Net appreciation                                              67,628

Contributions:
   Participant                                                   22,495
   Employer                                                      10,093
   Rollover                                                       1,632
-----------------------------------------------------------------------------
Total additions                                                 107,506

Distributions to participants or beneficiaries                   33,412
-----------------------------------------------------------------------------
Net increase                                                     74,094

Assets available for benefits:
   Beginning of year                                            261,352
-----------------------------------------------------------------------------
   End of year                                            $     335,446
=============================================================================


See accompanying notes to financial statements.

                         THE BRINK'S COMPANY 401(k) PLAN


                          Notes to Financial Statements

                           December 31, 2004 and 2003


1.       Plan Information and Summary of Significant Accounting Policies

         Description of Plan
         -------------------

         The Brink's Company 401(k) Plan (the "Plan") is a voluntary defined contribution plan sponsored by The Brink's Company and participating subsidiaries (the "Company"). Employees of the Company who are not members of a collective bargaining unit (unless the collective bargaining agreement provides specifically for and the Administrative Committee has approved participation) are eligible to participate on the first day of the month following thirty days of full time service. Participants must complete six months of service before Company matching contributions commence. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         Withdrawals
         The Plan generally requires that pretax savings remain in the Plan while the participant is actively employed. However, the Plan allows two exceptions:

         (a) If the participant is age 59 1/2 or older, he or she may withdraw all or a portion of his or her pretax contributions. After each of these withdrawals, employer matching contributions are suspended for six months.

         (b) If the participant has a "financial hardship" (as that term is defined by Internal Revenue Service ("IRS") guidelines) it is possible to withdraw all or a portion of his or her pretax contributions in the Plan up to the amount needed to satisfy the hardship, regardless of age. After each hardship withdrawal, employee pretax contributions are suspended for twelve months.

         A participant may withdraw the following at any time without being suspended from the Plan in the following order:

         (a)   All or a portion of after-tax contributions;

         (b)   All   or   a  portion   of  earnings  attributable  to  after-tax
               contributions;

         (c) All or a portion of Company matching contributions in respect to after-tax contributions made prior to January 1, 1985;

         (d)   Any rollover contributions.

         Certain withdrawals of vested Company matching contributions made after December 31, 1984 require the employer to suspend making matching contributions on behalf of the participant for a period of six months.

         Vesting Policy
         A participant is 100% vested in the value of his or her pretax contributions. Vesting in the Company matching contributions is based on years of service. Vesting in the Company matching contributions during 2003 and 2004 was based on years of service as follows:

                  Less than 2 years                               0%
                  2 but less than 3 years                         20%
                  3 but less than 4 years                         50%
                  4 but less than 5 years                         75%
                  5 or more years                                 100%

         If a participant ends his or her employment with the Company and is subsequently rehired, his or her prior service with the Company is counted for vesting purposes. Once a participant reaches normal retirement age, he or she is 100% vested in Company matching contributions regardless of years of service.

         Forfeitures by the participants of the unvested portion of their account upon termination of employment with the Company are used to reduce future matching contributions of the Company to the Plan. Forfeitures reduced employer contributions by $1,450,000 in 2004. Employer contributions receivable are net of forfeitures of $102,000 and $71,000 at December 31, 2004 and 2003, respectively.

         Plan Termination
         Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, or discontinue the Plan in whole or in part at any time by action of the Company's Board of Directors, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

         Basis of Presentation
         ---------------------
         The  accompanying  financial  statements  have  been  prepared   on the
         accrual basis of accounting and present assets available for benefits and changes in those assets available for benefits.

         Investments and Investment Income
         ---------------------------------
         The fair value of common stock, mutual fund investments and common trust fund investments is determined by using quoted market prices. The contract value (contributions made plus interest accrued at the contract rate less withdrawals and fees) of certain investments approximates fair value. Participant notes receivable are valued at cost, which approximates fair value. The cost of securities sold is determined principally on the basis of average cost at the time of sale. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

         Use of Estimates
         ----------------
         In accordance with United States generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ materially from those estimates.

         Benefit Payments
         ----------------
         Benefits to participants or beneficiaries are recorded when paid.

         Risks and Uncertainties
         -----------------------
         The Plan provides for various investment options that may be exposed to various risks, such as interest rates, credit and overall market volatility. Because of this, values of investment securities are expected to be volatile which could adversely affect participants' account balances and the amounts reported in the statement of assets available for benefits.

2.       Participant Loans

         Participants can borrow, in exchange for a promissory note, up to the lesser of $50,000 or 50% of their aggregate vested account balance in the Plan, including rollovers, subject to certain maximum limits designated by the IRS. Each note is secured by a pledge of the participant account balance in the Plan to the extent of the unpaid balance. Repayments are generally made through level monthly payroll deductions. The term of a loan cannot exceed four and a half years for general purpose loans and fifteen years for principal residence loans. The interest rate charged on a participant notes receivable is one percentage point above the prime rate as published in the Wall Street Journal. Interest paid by the participant is credited to the participant's account.

3.       Contributions

         Employee Contributions
         ----------------------
         In 2004, each participant could designate a contribution of up to the lesser of $13,000 or 30% of pretax earnings. For purposes of determining Plan contributions, pretax earnings are defined as regular pay including commissions and certain bonuses, but excluding overtime, premium pay and allowances. Amounts contributed are subject to limitations under IRS non-discrimination tests. Employee contributions may be divided among investment funds, in multiples of 1%, based upon the participant's election. Participants have the option to change their contribution percentages during each pay period.

         Participants who reached the age of 50 prior to December 31, 2004 were eligible to make additional pretax catch-up contributions in 2004. Catch-up contributions in 2004 are limited to the lesser of $3,000 or 45% of eligible pay. Catch-up contributions are scheduled to increase by $1,000 per year until they reach $5,000 in 2006. After 2006, the limit will be adjusted for inflation.

         Participant  contributions  to  the  Plan  may  be  invested  in one of several investment funds managed by an affiliate of T. Rowe Price Trust Company ("T. Rowe Price") and two other fund alternatives not managed by the affiliate. Prior to September 2002, participant contributions could be invested in The Brink's Company common stock. After September 2002, no future participant contributions could be directed into The Brink's Company common stock; however, existing participant-directed balances in The Brink's Company common stock were eligible to remain in The Brink's Company common stock.

         Employer Contributions
         ----------------------
         Employer matching contributions are in the form of The Brink's Company common stock. In 2004, the Company matched 75% of participant contributions up to the first 5% of pretax earnings contributed. Participants may transfer their matching contributions in The Brink's Company common stock to other investment options when the matching contributions vest.

4.       Distributions

         Upon leaving the Company for any reason and after a formal disbursement request is made by the participant, the full fair value of an employee's contributions and related investment income and all vested Company matching contributions and related investment income will be distributed in cash, except payouts from The Brink's Company stock fund which will be made in shares unless cash payment is specifically requested. The value of any fractional shares will be distributed in cash. The Plan requires that vested balances less than $5,000 at the date of termination are to be distributed from the Plan. If a participant's employment with the Company terminates and he or she has a vested account balance of more than $5,000, he or she may elect to leave all of his or her contributions and related investment income and the vested portion of Company contributions and related investment income in the Plan. Participants who retire on or before their normal retirement date may elect to defer distribution until age 70 1/2. Participants who work beyond age 70 1/2, may defer distribution until they retire.

5.       Related Party Transactions

         Certain Plan investments are shares of mutual funds, common trusts, and investment contracts managed by T. Rowe Price, the Trustee. Additionally, the Plan invests in shares of The Brink's Company common stock. Such transactions are deemed to be party-in-interest transactions of the Plan as are all participant borrowings.

         The Plan's investments in The Brink's Company common stock at December 31, 2004 and 2003, and purchases and sales during 2004, are as follows:


         (in thousands, except share amounts)   Shares     Fair Value     Cost
         -----------------------------------------------------------------------

         Shares held at December 31, 2003     3,218,992    $   72,781     65,171
         Purchases                              441,552        13,064     13,064
         Sales                                  814,389        24,947     17,263
         Net appreciation                      -               51,582      -
         -----------------------------------------------------------------------
         Shares held at December 31, 2004     2,846,155    $  112,480     60,972
         -----------------------------------------------------------------------


6.       Federal Income Taxes

         The Plan obtained its latest determination letter on July 2, 2003, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with Section 401(a) of the Internal Revenue Code ("IRC") and accordingly, the Plan is exempt from income tax under
         Section 501(a) of the IRC. The letter states that the Plan complies in form with the series of tax law changes collectively referred to as GUST. The Company is not aware of any actions or events which could jeopardize the tax-exempt status of the Plan.

7.       Investments

         During 2004, the Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:


                                                         Year Ended December 31,
                                                                  2004
         -----------------------------------------------------------------------
                                                             (In thousands)
         Net appreciation of investments at fair value
           as determined by quoted market prices:
              The Brink's Company common stock             $     51,582
              Mutual funds                                       13,927
              Common trust funds                                  2,119
         -----------------------------------------------------------------------
                                                           $     67,628
         =======================================================================


         In 2004 and 2003, participants had the option to invest in the T. Rowe Price Stable Value Common Trust Fund (the "Stable Value Fund") generally investing in money market funds, short-term investments and benefit-responsive investment contracts, including synthetic investment contracts, issued by banks, insurance companies and other high-quality issuers. The Stable Value Fund seeks to maintain a constant net asset value and, as a result, allows participants to withdraw all or a portion of their investment at contract value. The investment contracts held by the Stable Value Fund are nontransferable, but provide for these benefit-responsive withdrawals by Plan participants at the contract value.

         The Stable Value Fund is presented in the financial statements at contract value, as reported to the Plan by the Trustee. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.

         The investments in the Stable Value Fund may have fixed rates of interest for fixed periods of time, or may have rates of interest that vary during the contract period based on the contract issuer's investment experience or on another formula applicable under the contract. The average yield on investments held by the Stable Value Fund was approximately 4.5% and 4.7% at December 31, 2004 and 2003, respectively. Maturities of the investment contracts held by the Stable Value Fund at December 31, 2004 ranged from 2005 to 2034. Crediting interest rates on investments held by the Stable Value Fund ranged from 0% to 9% as of December 31, 2004.

         Investments at fair value or contract value which represent 5% or more of the assets available for benefits at December 31 are as follows:



                                                                         December 31,
                                                                 2004                    2003
         --------------------------------------------------------------------------------------
                                                                         (In thousands)
           The Brink's Company common stock:
              Matching contributions (see notes 3 and 8)     $  107,872                  69,458
              Employee contributions (see note 3)                 4,608                   3,323
         --------------------------------------------------------------------------------------
                                                                112,480                  72,781

           T. Rowe Price Stable Value Common Trust Fund          52,769                  50,242
           T. Rowe Price Personal Strategy Balanced Fund         30,882                  25,481
           T. Rowe Price Equity Index Trust                      21,685                  20,088
           T. Rowe Price Blue Chip Growth Fund                   21,671                  20,355
           T. Rowe Price New Horizons Fund                       19,392                  16,192
         --------------------------------------------------------------------------------------


8.       Nonparticipant-Directed Investments

         In September 2002, the Plan was amended to allow participants to diversify their vested matching contribution investments in The Brink's Company common stock. As a result, the vested portion of the matching contribution investment in The Brink's Company common stock is considered participant-directed; however, since changes in the components of vested and unvested matching contribution investments cannot be separately determined, all vested and unnvested matching contribution investments in The Brink's Company common stock are disclosed as nonparticipant-directed in the financial statements.

         Information about the assets available for benefits and changes in assets available for benefits relating to the nonparticipant-directed investments is as follows:

                                                                December 31,
         Nonparticipant-directed Investments                2004           2003
         -----------------------------------------------------------------------
                                                               (In thousands)
         Assets available for benefits:
           The Brink's Company common stock:
              Vested matching contributions             $  100,033        63,893
              Unvested matching contributions                7,839         5,565
         -----------------------------------------------------------------------
                                                           107,872        69,458

           Employer contributions receivable to
              nonparticipant-directed accounts                 709           515
         -----------------------------------------------------------------------
                                                        $  108,581        69,973
         =======================================================================

                                                         Year Ended December 31,
         Nonparticipant-directed investments (continued)           2004
         -----------------------------------------------------------------------
                                                                (In thousands)
         Changes in Assets available for benefits:
          Contributions to nonparticipant-directed accounts    $  10,093
          Dividends                                                  288
          Net appreciation                                        49,364
          Distributions to participants or beneficiaries          (9,375)
          Transfers to participant-directed investments          (11,762)
         -----------------------------------------------------------------------
                                                              $  38,608
         =======================================================================


9.       Reconciliation to Form 5500

         Assets available for benefits in the Form 5500 for the Plan reflects a reduction in assets for deemed distributions of certain participant loans. The accompanying financial statements do not include the reduction for deemed distributions as the participants to which deemed distributions relate continue to retain their assets within the Plan.

         The following reconciles assets available for benefits and benefits paid to participants or beneficiaries from the Form 5500 to the Plan financial statements:

                                                                  December 31,
                                                              2004         2003
         -----------------------------------------------------------------------
                                                                (In thousands)

         Assets available for benefits per the Form 5500   $ 335,329     261,231
         Cumulative deemed distributions                         117         121
         -----------------------------------------------------------------------
         Assets available for benefits per the
           Statements of Assets
              Available for Benefits                       $ 335,446     261,352
         =======================================================================






                                                                          Year Ended December 31,
                                                                                   2004
         ----------------------------------------------------------------------------------------
                                                                              (In thousands)

         Distributions to participants or beneficiaries per the Form 5500    $    33,408
         Change in the amount of deemed distributions                                  4
         ----------------------------------------------------------------------------------------
         Distributions to participants or beneficiaries per the
           Statement of Changes in Assets
              Available for Benefits                                         $    33,412
         ========================================================================================

                         THE BRINK'S COMPANY 401(k) PLAN
         Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
                                December 31, 2004
                      (In thousands, except share amounts)


                                                                                                             Cost
Identity of Issuer, Borrower,    Description of Investment Including Maturity Date,                    (nonparticipant-      Current
   Lessor or Similar Party       Rate of Interest, Collateral, Par or Maturity Value                     directed only)      Value
------------------------------------------------------------------------------------------------------------------------------------

*The Brink's Company           2,846,155 shares of The Brink's Company common stock; $1 par value        $    58,672         112,480

ING Investments, LLC           479,379 shares in the ING International Value Fund                                              8,461

Lord Abbett                    115,504 shares in Lord Abbett Mid Cap Value Fund                                                2,614

*T. Rowe Price                 52,769,447 shares in the Stable Value Common Trust Fund                                        52,769

*T. Rowe Price                 464,313 shares in the Spectrum Income Fund                                                      5,614

T*. Rowe Price                 390,302 shares in the Equity Income Fund                                                       10,378

*T. Rowe Price                 634,635 shares in the Equity Index Trust Fund                                                  21,685

*T. Rowe Price                 374,901 shares in the Small Cap Value Fund                                                     13,377

*T. Rowe Price                 663,200 shares in the New Horizons Fund                                                        19,392

*T. Rowe Price                 272,583 shares in the Personal Strategy Income Fund                                             4,045

*T. Rowe Price                 1,697,751 shares in the Personal Strategy Balanced Fund                                        30,882

*T. Rowe Price                 405,418 shares in the Personal Strategy Growth Fund                                             8,883

*T. Rowe Price                 112,374 shares in the Mid-Cap Growth Fund                                                       5,605

*T. Rowe Price                 700,886 shares in the Blue Chip Growth Fund                                                    21,671

*Participant                   Loans Participant loans at interest
                               rates ranging from 5% to 10.5%,
                               maturities not to exceed 4.5 years for
                               general purpose and
                               15 years for principal residence                                                               15,157
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          $  333,013
====================================================================================================================================


The cost of participant-directed investments is not required.
*Indicates a party-in-interest investment.
See accompanying Report of Independent Registered Public Accounting Firm.

                         THE BRINK'S COMPANY 401(k) PLAN
            Schedule H, Line 4j, Schedule of Reportable Transactions
                      For the Year Ended December 31, 2004
           (In thousands, except number of purchase and sale amounts)



                                                                                                             Current
                                                                                    Expense                  Value of
                        Description of asset                                        incurred                 asset on
Identity of             (include interest rate and    Purchase   Selling   Lease    with          Cost of    Transaction   Net gain
party involved          maturity in case of a loan)   Price      Price     Rental   Transaction    Asset     Date          or (loss)
------------------------------------------------------------------------------------------------------------------------------------
*The Brink's Company    The Brink's Company
                        Common Stock 27 Purchases    $13,051         N/A      N/A        N/A       $13,051      $13,051          N/A

*The Brink's Company    The Brink's Company
                        Common Stock 225 Sales          N/A      $24,001      N/A        N/A       $16,617      $24,001       $7,384
====================================================================================================================================


Transactions under an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account are not treated for purposes of line 4j as reportable transactions. Transactions listed represent a series of transactions in a security of the same issue in excess of 5% of the plan market value as of December 31, 2003.

*  Indicates a party-in-interest investment.

See accompanying Report of Independent Registered Public Accounting Firm.

                                  EXHIBIT INDEX


Exhibit Number          Description
--------------          -----------

     23                 Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             The Brink's Company 401(k) Plan
                                             -------------------------------
                                                    (Name of Plan)


                                             /s/ Robert T. Ritter
                                            ----------------------------
                                                (Robert T. Ritter
                                             Chief Financial Officer of
                                                The Brink's Company)


Date: June 28, 2005